

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

<u>Via E-mail</u>
Mark Kaczynski
President and Chief Executive Officer
Nissan Motor Acceptance Corporation
One Nissan Way
Franklin, TN 37067

      Re: **Nissan Auto Receivables 2011-B Owner Trust**
               Nissan Auto Receivables 2012-A Owner Trust
               Nissan Auto Receivables 2012-B Owner Trust
               Forms 10-K for Fiscal Year Ended March 31, 2014
               Filed June 27, 2014
               File Nos. 333-165171-03, 333-165171-04 and 333-165171-05

Dear Mr. Kaczynski:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Arthur C. Sandel

                                  Arthur C. Sandel
                                  Special Counsel

cc: Angela M. Ulum, Esq., Mayer Brown LLP
        David M. Lundeen, Nissan USA